UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70447

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SC LOWY FINANCIAL (US) LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 LEXINGTON AVENUE
(No. and Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	312-718-2573	doug@colombo-consulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling
(Name – if individual, state last, first, and middle name)

Two Seaview Boulevard	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

03/31/2009		3480	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Douglas Colombo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __SC LOWY FINANCIAL (US) LLC_____, as of __December 31_____, 2 _021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:



Title:
Chief Financial Officer

Notary Public



Notary Public State of Florida
Christine Lewis
My Commission HH 059431
Expires 01/03/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SC Lowy Financial (US) LLC

Financial Statements and Supplemental Information
As of December 31, 2021 and For the Period May 1, 2021
to December 31, 2021
With Report of Independent Registered Public Accounting Firm

SC Lowy Financial (US) LLC

Statement of Financial Condition
As of December 31, 2021

<u>Assets</u>

Cash	$	355,011
Intangible asset		727,789
Other asset		4,000
Total assets	$	**1,086,800**

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accrued expenses	$	10,000
Due to affiliate		2,460
Total liabilities		12,460
Member's Equity		1,074,340
Total liabilities and member's equity	$	1,086,800

The accompanying notes are an integral part of these financial statements.

SC Lowy Financial (US) LLC

Statement of Operations
For the Period May 1, 2021 to December 31, 2021

Revenue	$	-
Operating Expenses:		
Office and occupancy expenses		17,081
Professional fees		15,750
Travel and entertainment		14,400
Regulatory fees		7,415
Other operating expenses		2,371
Total operating expenses		57,017
Net loss	$	(57,017)

SC Lowy Financial (US) LLC

Statement of Changes in Member's Equity
For the Period May 1, 2021 to December 31, 2021

Balance at May 1, 2021	$	328,584
Contributions		802,773
Net loss		(57,017)
Balance at December 31, 2021	$	1,074,340

The accompanying notes are an integral part of these financial statements.

SC Lowy Financial (US) LLC

Statement of Cash Flows
For the Period May 1, 2021 to December 31, 2021

Cash flows from operating activities:		
Net loss	$	(57,017)
Adjustments to reconcile net loss to net cash used in operating activities:		
Purchase of intangible asset (see note 3)		(727,789)
Contributions from member in exchange for transfer of debt		802,773
Change in operating assets and liabilities:		
Accrued expenses		10,000
Due to affiliate		(52,903)
Net cash flows used in operating activities		(24,936)
Cash flows from investing activities:		
Net cash from investing activities		-
Cash flows from financing activities:		
Net cash from financing activities		-
Net decrease in cash		(24,936)
Cash at beginning of period		379,947
Cash at end of period	$	355,011
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for:		
Interest expense	$	-
Income taxes		-
Supplemental Disclosure of Noncash Investing and Finance Activities:		
Purchase of intangible asset (see note 3)		(727,789)
Contributions from member in exchange for transfer of debt		802,773

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Nature of Business**

SC Lowy Financial (US), LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on July 10, 2019. On May 10, 2021, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by SC Lowy Asset Management Ltd. ("Parent"), which in turn is owned by SC Lowy Partners (Cayman) Ltd. ("SCL Partners"), which in turn is wholly owned by SC Lowy Holdings Ltd. ("HoldCo"), which in turn is wholly owned by SC Lowy & Co. ("Ultimate Parent"). Parent, SCL Partners, HoldCo, and Ultimate Parent are domiciled in the Cayman Islands. The United States dollar ("$") is the functional currency of the Company.

The Company does not carry securities accounts for customers or perform custodial services and operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. On November 2, 2021, the Company entered into a fully disclosed clearing agreement with RBC Capital Markets, LLC ("RBC"). As of December 31, 2021, the Company has not opened an account with RBC.

The principal activity of the Company is to engage in secondary market trading of fixed income securities with other broker-dealers and institutions, private placements on a proprietary and riskless principal basis, and trading securities for its own accounts. The Company may refer issuers and foreign investors to SC Lowy Asset Management (UK) Limited, an affiliated entity, for private placement of securities. As of December 31, 2021, the Company has not engaged in any revenue producing activities. The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and covers a period that starts with the month in which the Company registered as a broker dealer with the SEC, May 1, 2021 to December 31, 2021.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those statements.

Risks and Uncertainties
Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits set by the Federal Depository Insurance Company ("FDIC"). The Company manages this risk by selecting financial institutions deemed highly creditworthy. As at December 31, 2021, the Company exceeded these limits but believes the chance of loss is remote.

The impact of the COVID-19 pandemic on the financial performance of the Company will depend on future developments, including the duration and spread of the pandemic and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial results may be materially adversely affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash
Cash consists of deposits with banks primarily held at one financial institution.

Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reporting in net income. At December 31, 2021, the Company's allowance is $0.

Intangible Asset
Indefinite-lived intangible assets are reviewed for impairment on an annual basis to determine whether the estimated fair value is in excess of its carrying value, or between annual impairment evaluation dates, if events or circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases
The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company's leases are short term, for periods of 12 months or less at lease commencement, and do not include an option to renew the underlying lease that the Company is reasonably certain to exercise. The Company recognized the lease cost associated with its short-term leases as incurred.

Income Taxes
As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the U.S. federal and state and local income tax returns required to be filed by its foreign corporate Parent. The Company is not allocated income taxes by its Parent.

Revenue Recognition
Commissions: The Company earns commissions as an agent on behalf of clients as well as between principals to transactions. Commission revenue and related clearing expenses are recorded on the trade-date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the client). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Private Placement Fees: The Company provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Interest Income: Interest income is recognized on the accrual basis. For the period ended December 31, 2021, there was no revenue earned.

Recently Adopted Accounting Pronouncements
In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single- member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. ASU 2019-12 is effective for public entities for annual periods beginning after December 15, 2020, with early adoption permitted. The Company has adopted this guidance effective January 1, 2021. The adoption of this guidance did not have a material effect to the Company's financial statements.

3.   **Intangible Asset**

The Company completed its annual review of intangible assets as of December 31, 2021 and determined no impairment charge was required. Subsequent to December 31, 2021, no events have occurred or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

The components of intangible asset were as follows at December 31, 2021:

Brand name	Net carrying amount	$	727,789

The above amount was payable to SC Lowy Financial (HK) Limited ("SCL HK"), a related affiliate under common ownership and control. Pursuant to a manager resolution dated December 31, 2021, the above amount had been discharged through capital contribution by the Parent in exchange for transfer of debt.

4.   **Related Party Transactions**

The Company had an Expense Sharing Agreement with SCL HK dated March 2, 2020 whereby expenses incurred by SCL HK on behalf of the Company will be paid back monthly as mutually agreed upon management fee. However, since the Company has not yet commenced business and no goods or services were provided by SCL HK during 2021, no monthly management fee was mutually agreed nor paid by the Company throughout 2021.

The Company also had a Cost Allocation Agreement dated March 2, 2020 that specified an allocation percentage to allocate overhead expenses. As stated above, since the Company did not undertake any trading or other business during 2021, the Cost Allocation Agreement was not utilized.

On December 30, 2021, because of an internal group reorganization, SCL Partners resolved via an executed "Consent of the Sole Member of SC Lowy Financial (US) LLC" that its entire interest in the Company be transferred to the Parent. A Sale and Purchase Agreement was executed between SCL Partners and the Parent transferring 100% of the membership interests of the Company from SCL Partners to the Parent for a transfer consideration of $378,646.

During the period ended December 31, 2021, the Company had office and occupancy expenses and professional fees payable to SCL HK totaling $74,984. Pursuant to a manager resolution dated December 31, 2021, the amount had been discharged through capital contribution by the Parent in exchange for transfer of debt.

At December 31, 2021, the Company owed $2,460 to an affiliate for the reimbursement of expenses.

5.   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations (15 to 1 thereafter). At December 31, 2021, the Company had net capital of $342,551, which was $242,551 in excess of required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

6.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 and through March 17, 2022, the date of the filing of this report. In March 2022, the Company received a $150,000 capital contribution from its Parent. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2021.

SC Lowy Financial (US) LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2021

Member's equity:		
Member's equity qualified for net capital	$	1,074,340
		1,074,340
Nonallowable assets:		
Intangible asset		727,789
Other asset		4,000
		731,789
Net capital before haircuts on securities positions		342,551
Less: haircuts and undue concentration		-
Net capital	$	342,551
Aggregate indebtedness:		
Accrued expenses	$	10,000
Due to affiliate		2,460
		12,460
Minimum net capital required	$	100,000
Net capital excess of minimum requirements	$	242,551
Ratio of aggregate indebtedness to net capital		0.04 to 1

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts prepared by the Company as of the same date for inclusion in its amended unaudited Form X-17A-5 Part IIA FOCUS filing filed as of December 31, 2021.

SC Lowy Financial (US) LLC

Schedule II
Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2021

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

SC Lowy Financial (US) LLC

Exemption Report

SC Lowy Financial (US) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the period May 10, 2021 to December 31, 2021 without exception.

SC Lowy Financial (US) LLC

I, Jamie Hal Tadelis, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



President & CEO

March 17, 2022



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SC Lowy Financial (US) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SC Lowy Financial (US) LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (exemption provision) and (2) SC Lowy Financial (US) LLC stated that the Company met the identified exemption provision throughout the period May 10, 2021 (date of SEC registration) through December 31, 2021 without exception. SC Lowy Financial (US) LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SC Lowy Financial (US) LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 17, 2022

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SC Lowy Financial (US) LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of SC Lowy Financial (US) LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows, for the period May 1, 2021 to December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SC Lowy Financial (US) LLC as of December 31, 2021, and the results of its operations and its cash flows for the period May 1, 2021 to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of SC Lowy Financial (US) LLC's management. Our responsibility is to express an opinion on SC Lowy Financial (US) LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SC Lowy Financial (US) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern
As a result of several related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated as an independent entity.

The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 ("Schedule II") have been subjected to audit procedures performed in conjunction with the audit of SC Lowy Financial (US) LLC's financial statements. The supplemental information is the responsibility of SC Lowy Financial (US) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Lilling & Company LLP

We have served as SC Lowy Financial (US) LLC's auditor since 2021.

Port Washington, New York
March 17, 2022